July 8, 2025

VIA EDGAR

Sarah Sidwell
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re: Acceleration Request for Allbirds, Inc. Registration Statement on Form S-3 (File No. 333-288434)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder, Allbirds, Inc. (the “Company”) respectfully requests that the effective date for the above captioned registration statement on Form S-3 (the “Registration Statement”), be accelerated so that the Registration Statement will be declared effective at 4:00 p.m. Eastern Time on July 10, 2025, or as soon thereafter as is practicable.

Should you have any questions regarding the Registration Statement, please contact Amy Bowler at (303) 290-1086.

Very truly yours,

Allbirds, Inc.

/s/ Joseph Vernachio
Name: Joseph Vernachio
Title: Chief Executive Officer

cc: Amy Bowler, Esq.